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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              C-ATS SOFTWARE INC.
                           (NAME OF SUBJECT COMPANY)

                            MOXIE ACQUISITION CORP.
                                  KIRSTY, INC.
                                   MISYS PLC
                                   (BIDDERS)
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  124778-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ROSS K. GRAHAM
                                   MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                            EVESHAM, WORCS WR11 5SH
                                    ENGLAND
                              011-44-138-687-1373
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                           PAUL H. WILSON, JR., ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000
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     This Amendment No. 2 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 as heretofore amended (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on December 18, 1998 by Misys plc, a public limited company organized under the laws of England ("Parent"), Kirsty, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and Moxie Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Parent, and amended on December 23, 1998, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of C-ATS Software Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplemented thereto, constitute the "Offer"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     The response to Item 6 is hereby amended and supplemented by adding the following information thereto:

     At 12:00 midnight, New York City time, on January 19, 1999, the Offer expired. A total of 6,897,493 Shares (excluding Shares tendered by guaranteed delivery) were tendered and accepted for payment, representing approximately 96.66% of the Shares outstanding.

ITEM 10.  ADDITIONAL INFORMATION

     The response to Item 10 is hereby amended and supplemented by adding the following information thereto:

     On January 20, 1999, Parent issued two press releases announcing the successful completion of the Offer and Parent's intention to complete the acquisition of the Company promptly by effecting a merger between the Purchaser and the Company. Copies of the press releases are attached hereto as Exhibits
(a)(11) and (a)(12) and are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 11 is hereby amended by adding the following new exhibits:

     (a)(11) Text of Press Release Dated January 20, 1999, issued by Misys plc.

     (a)(12) Text of Press Release Dated January 20, 1999, issued by Misys plc.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 1999

                                          MOXIE ACQUISITION CORP.,

                                          By       /s/ ROSS K. GRAHAM

                                            ------------------------------------
                                            Name: Ross K. Graham
                                            Title: Secretary

                                          KIRSTY, INC.,

                                          By       /s/ ROSS K. GRAHAM

                                            ------------------------------------
                                            Name: Ross K. Graham
                                            Title: Vice President

                                          MISYS PLC,

                                          By       /s/ ROSS K. GRAHAM

                                            ------------------------------------
                                            Name: Ross K. Graham
                                            Title: Secretary

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                                 EXHIBIT INDEX

     (a)(11) Text of Press Release Dated January 20, 1999, issued by Misys plc.

     (a)(12) Text of Press Release Dated January 20, 1999, issued by Misys plc.

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